UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-33830

A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

EnergySolutions, LLC 401(k) PROFIT SHARING PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EnergySolutions, Inc.

423 West 300 South, Suite 200
Salt Lake City, UT 84101

EnergySolutions, LLC 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

*

All other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the EnergySolutions, LLC 401(k) Profit Sharing Plan..

Report of Independent Registered Public Accounting Firm

The Administrative Committee

EnergySolutions, LLC 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the EnergySolutions, LLC 401(k) Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EnergySolutions, LLC 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC
Salt Lake City, Utah
July 14, 2009

EnergySolutions, LLC 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2008	2007

ASSETS

Participant-directed investments at fair value	$74,899,451	$100,551,604
Participant loans	2,248,751	2,116,577
Total Investments	77,148,202	102,668,181

Participant contributions receivable	—	11,943
Employer contributions receivable	—	4,921
Total contributions receivable		16,864

Total assets	77,148,202	102,685,045

LIABILITIES
Excess contributions payable	—	100,837
Total liabilities	—	100,837

Net assets available for benefits — at fair value	77,148,202	102,584,208

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	744,453	—
Net assets available for benefits	$77,892,655	$102,584,208

See accompanying notes to financial statements.

EnergySolutions, LLC 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

Additions to (deductions from) net assets attributable to:

Investment income (loss):
Net depreciation in fair value of investments	$(36,710,046)
Interest and dividend income	782,782
Loan interest income	172,449
Total investment loss, net	(35,754,815)

Contributions:
Employer, net	2,462,236
Participants	9,271,669
Rollovers	234,938
Total contributions	11,968,843

Assets transferred into the Plan	7,060,292

Deductions:
Benefits paid to participants	(7,947,812)
Administrative expenses	(18,061)
Total deductions	(7,965,873)

Decrease in net assets available for benefits	(24,691,553)

Net assets available for benefits:
Beginning of year	102,584,208
End of year	$77,892,655

See accompanying notes to financial statements.

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements

1.  Description of the Plan

The following description of the EnergySolutions, LLC 401(k) Profit Sharing Plan (the “Plan”) is provided for general information only.  Plan participants should refer to the plan document, as amended, summary plan description and summaries of material modification for more complete information.

(a) Overview

The Plan was created on July 1, 1990 by Envirocare of Utah, Inc., the predecessor to EnergySolutions, LLC (the “Company” or the “Employer”), as a defined contribution plan. The Plan was established to provide employees of the Company with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries. The Plan is intended to be a qualified retirement plan under the Internal Revenue Code of 1986 (“IRC”), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  The Plan allows traditional 401(k) deferral (pre-tax) contributions and, effective February 1, 2008, the Plan also allows Roth 401(k) deferral (after-tax) contributions.

The Plan is administered by the Company’s 401(k) Administrative Committee (the “Administrative Committee”) which is a committee of not less than eight employees. The Committee is responsible for interpreting the Plan’s documents, establishing investment policies, approving the investment funds offered to employees for investment of contributions, monitoring investment funds activity, reviewing investment guidelines and appointing third-party agents to conduct activities related to the administration of the Plan. Principal Trust Company is the trustee of the Plan.

On January 1, 2007 the Plan was restated and amended to comply with qualification requirements.

Effective April 1, 2008, the Plan added shares of common stock of EnergySolutions, Inc. to the trust fund as an investment option for the Plan. Voting rights with respect to this investment option pass through to the participants.

(b) Participant Contributions

Eligible employees generally include all employees performing services for the Company other than non-resident aliens, unionized employees, leased employees, defined-term employees and temporary or part-time employees. Eligible employees may elect to enroll in the Plan as early as the date they first render services to the Company.

Subject to limitations issued by the Internal Revenue Service (the “IRS”), participants may elect to contribute to the Plan from 1 percent to 75 percent of their annual wages. Participants may elect to make pre-tax elective deferral contributions and/or after-tax Roth elective deferral contributions into their accounts. Upon enrollment, a participant may elect to enter into a written salary deferral agreement with the Employer that will be applicable to all succeeding payroll periods occurring in each Plan year unless revoked by the participant. Participant pre-tax contributions and Employer contributions, as well as the earnings thereon, are taxed to the participant at the time of distribution.

For the year ended December 31, 2008, participants were eligible to defer up to $15,500 in contributions to the Plan plus an additional $5,000 catch-up contribution allowance for any participant who was at least 50 years of age. In addition, the IRC limits contributions for highly compensated participants, defined by the IRC to be participants with annual compensation over $105,000 for 2008.

Participants may change their contribution percentages at their own discretion; such contribution percentage changes become effective as soon as administratively possible following receipt of the change request by the record-keeper.

The Plan provides for “Automatic Enrollments,” whereby an eligible employee who completes an hour of service with the Company and who otherwise would have been eligible to make elective deferrals but did not, is enrolled in the Plan on the January 1 coincident with or immediately following the date the employee satisfies the Plan’s eligibility requirements. This feature automatically enrolls each eligible employee into the Plan at a default rate of 3 percent of the employee’s compensation on a pre-tax basis for the Plan year unless the employee affirmatively elects another rate of contribution or elects not to contribute.  Contributions are allocated to the Qualified Default Investment Alternative (“QDAI”) unless the participant otherwise elects to self-direct the investment of the

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements

(b) Participant Contributions

participant’s account. Following the first year of automatic enrollment, the rate of contribution from the participant’s compensation under the automatic enrollment feature increases annually in 1 percent increments, up to a maximum of 6 percent in the third Plan year in which automatic compensation is in effect. Participants receive advance notice of their right to elect out of both of these automatic Plan features, and are permitted to stop or change either feature any time at their own discretion.

(c) Employer Contributions

Participants who have completed 1 year of service with the Company may receive a discretionary matching contribution with respect to their elective deferral contributions. During 2008, the Company matched 50 percent of eligible participants’ contributions up to a maximum of 6 percent of eligible compensation for eligible participants at all compensation levels. For the year ended December 31, 2008, Employer matching contributions totaled $2,462,236.

Each participant’s account is credited with the participant’s elective deferral contributions, any participant rollover contributions, the Employer’s matching contributions allocable to the participant and an allocation of the net investment gains or losses on such contributions. Allocations of Plan earnings and losses are based upon the participant’s invested balance as of the valuation dates.

In the event of partial or total termination of the Plan, participants become fully vested in their accounts.  The funds in the Plan shall be valued as of the date of termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

(d) Investment Options

Plan assets are held in a trust fund and are invested in the Plan’s investment options at the direction of the participants, in accordance with the Plan document. In general, participants may move their assets among the Plan’s investment options through a fund transfer, reallocation, or rebalance on any business day on which the financial markets are open.

In general, no transaction costs are associated with the Plan, although certain investment funds have the right to impose redemption fees should they decide to do so.

(e) Vesting and Forfeitures

Participant elective deferral contributions and rollover contributions are fully vested when contributed.  Employer contributions become immediately vested in the event the participant dies, becomes totally disabled or attains age 65 while still employed by the Company.  Otherwise, Employer contributions vest at a rate of 25 percent per year and become fully vested after four years of qualified service, defined as a Plan year in which the participant has at least 1,000 hours of service. Termination of employment before the four-year requirement is met results in forfeiture of a prorated amount of allocated Employer contributions and earnings thereon. Forfeited amounts may be used to pay Plan expenses or to offset future Employer matching contributions.  During 2008, the Employer’s matching contributions were reduced by $167,250 from the application of forfeited, non-vested amounts. The balance of the forfeiture account was $55,189 and $112,211 as of December 31, 2008 and 2007 respectively.

Once a participant is fully vested in the Employer contributions, those contributions, as adjusted for investment earnings or losses thereon, are non-forfeitable and available for distribution when the participant leaves the Company or becomes entitled to an in-service distribution.

(f) Withdrawals

Prior to termination of employment, a participant who has attained the age of 59½ or has become totally disabled may withdraw, subject to the Plan’s notice requirements, all or a portion of the vested balance of the participant’s account. Similarly, a participant who has not yet separated from service may receive a distribution of all or a portion of the vested value of the participant’s account (except earnings on elective deferral contributions) in the event of demonstrated financial hardship, subject to the Plan’s provisions.

Following termination of a participant’s employment, if the participant’s vested account balance is $1,000 or less, a distribution will be made of the vested account balance in a lump-sum unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000, and the participant does not request a distribution, the participant’s account shall remain in the Plan and may be withdrawn or distributed at the participant’s request, or as minimum required distributions beginning when the participant attains the age of 70½. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiary or beneficiaries, as described in the Plan document.

Withdrawals of common stock of EnergySolutions, Inc. are paid in cash or in shares, as requested by the participant.

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements

(g) Participant Loans

Participants may borrow up to the lesser of 50 percent of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The period of repayment of the loan can vary but generally may not exceed five years except for loans used to purchase or construct the participant’s principal residence. Such loans bear interest at the prime rate and are payable through monthly installments for up to a 15-year period for a primary residence loan or a five-year period for all other loans. Participants are only allowed one outstanding loan. Principal and interest payments are collected through payroll deductions.

(h) Administrative Costs

For the year ended December 31, 2008, some Plan administrative costs were paid by the Company and some were paid by the Plan. The Company elected to pay all of the internal administrative costs of the Plan. External plan administrative costs, including participant communication expenses, trustee fees, legal fees, auditor fees, recordkeeping fees and investment management expenses are paid by the Plan and allocated based upon the participants’ invested balances unless the Company elects to pay such costs.

(i) Asset Transfers

On July 9, 2007, the Company acquired NUKEM Corporation (“NUKEM”). Effective January 1, 2008, the NUKEM 401(k) Plan was merged into the Plan. Net assets totaling $4,137,068 were transferred into the Plan.

On January 17, 2007 the Company acquired Parallax, Inc. (“Parallax”). Effective April 1, 2008, the Parallax 401(k) Plan was merged into the Plan. Net assets of $2,923,224 were transferred into the Plan.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

(b) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, additions to net assets, deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c) Investment Valuation and Income Recognition

Investments are carried at fair value based on current market quotations. Changes in fair value during the year are included in the statement of changes in net assets available for benefits and recorded as investment income. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investment transactions are recorded on a trade-date basis. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment’s average historical cost. Unrealized appreciation or depreciation is determined based on the fair value of assets at the beginning of the Plan year.

Investment options available to participants include:

•                  A self-directed brokerage account comprised of participant-directed investments in mutual funds.  Mutual funds are valued at fair value which represents the net asset value of the shares of each fund as of the close of business at the end of the period.

•                  Investments in government securities, bonds and corporate equity securities, including EnergySolutions, Inc. common stock, are valued at the last reported sale price on the last business day of the Plan year.  Securities not traded on the last business day are valued at the last reported bid price.

•                  Participant loans are valued at unpaid principal balances.

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements

(d) Contributions

Participant contributions are recorded when the Company remits the contributions to Principal Trust Company.  Employer matching contributions, if any, are recorded at the same time as the participant contribution being matched.  Contributions are funded after the remittance has been recorded and following the payroll payment date.

(e) Payment of Benefits

Benefits are recorded when paid by the Plan.

(f) Recent Accounting Pronouncements

In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 157-2, which deferred the effective date of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, for 1 year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the financial statements on a recurring basis. The FSP did not defer the recognition and disclosure requirements for financial or non-financial assets or liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS No. 157-2.

In October 2008, the FASB issued FSP FAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That is Not Active. FSP FAS No. 157-3 was effective upon issuance and applies to periods for which financial statements have not been issued. This FSP’s guidance clarifies various application issues with respect to the objective fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of FSP FAS No. 157-2 and FSP FAS No. 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

In April 2009, the FASB issued FSP FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. The FSP reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The FSP also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This FSP is effective for reporting periods ending after June 15, 2009 and is applied prospectively. Early adoption is not permitted for periods ending before March 15, 2009. The Company does not expect the provisions of FSP FAS No. 157-4 to have a material effect on the Plan’s financial statements.

(g) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(h) Risks and Uncertainties

The Plan provides for investments in a variety of investment funds. Investments, in general, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s concentrations of credit risk are dictated by the Plan’s provisions, as well as those of ERISA and participants’ investment preferences.

3.  Investments

Participants’ accounts are held in investment funds managed by Principal Life Insurance Company and Principal Trust Company, the custodians of the Plan.  These funds include 24 equity and debt security mutual funds, 1 common/collective trust fund and 2 pooled separate account funds.  Interest and dividend income and changes in current values of the investment funds have been reflected in the accompanying statement of changes in net assets available for benefits.

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements

Investments, at fair value, consist of the following as of December 31:

	2008	2007

Morley Financial Stable Value Fund	$15,201,233	$8,844,175
Principal Large-Cap Stock Index SEP Acct	6,893,184	11,153,745
Principal Diversified International SEP Acct	6,214,913	11,416,762
Neuberger Berman Genesis Trust Fund	5,508,402	8,558,582
Amer Funds Growth Fund of America R4 Fund	5,275,470	6,029,279
Principal Life Time 2020 SEP Acct	4,213,745	5,905,054
Amer Funds Fundamental Inv R4 Fund	—	8,430,223
Davis New York Venture A Fund	—	5,636,315
Other investments	33,841,255	36,694,046
Investments, at fair value	$77,148,202	$102,668,181

Investment Income

For the year ended December 31, 2008, the Plan’s investments (including realized and unrealized gains and losses, net) depreciated in net value as follows:

Net appreciation (depreciation) in fair value of investments at estimated fair value:
EnergySolutions, Inc. common stock	$(122,504)
Pooled separate accounts	(22,157,882)
Mutual funds	(14,976,549)
Common collective trust fund	546,889
Total net depreciation	$(36,710,046)

4. Stable Value Fund

The Stable Value Fund (the “Fund”) was added to the Plan investment options in June 2005. The trustee is authorized to employ the services of an investment advisor for the Fund, which is Morley Capital Management Inc., a wholly owned subsidiary of the Principal Financial Group.

The Fund offers a diversified group of investments with competitive levels of yield consistent with a stable fixed-income methodology and a prudent assumption of investment risk. The Fund provides stability of returns, liquidity to pay plan benefits and a high credit quality by investing in conventional, synthetic and separate account investment contracts (collective contracts) issued by life insurance companies, banks and other financials institutions. These contracts allow for their principal value to remain stable regardless of the volatility of the financial markets.

Investments held by a collective investment trust are required to be reported at fair value. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. As of December 31, 2008, the Fund’s contract value was $15,945,686 and the Fund’s fair value was $15,201,233. As of December 31, 2008, the Plan’s interest in the net assets of the stable value fund was 0.5 percent.

The average yield based on interest rates credited to participants was 3.88 percent for the year ended December 31, 2008.  The average yield based on actual earnings was 3.99 percent for the year ended December 31, 2008.

The contributions are maintained in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include termination of the contract, spin-offs, divestitures, layoffs, corporate relocation, partial or total Plan termination, retirement incentive programs, and the liberalization of Plan withdrawal or transfer rules.  Upon occurrence of any of these events, a market value adjustment may apply.  The Plan Administrative Committee does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements

The Fund may terminate the investment contract with the Plan by providing 12 months advance written notice to the contract owner for reasonable cause, which includes the contract owner’s failure to abide by federal law, failure to render performance necessary to comply with the terms of the contract, Plan disqualification and failure to adopt the Plan in a reasonable period of time.  Upon termination by the Fund, a market value adjustment may apply.

5. Fair Value Measurements

The Plan adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”) as of January 1, 2008. SFAS 157 does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. These two types of inputs create the following fair value hierarchy:

•                  Level 1 — Quoted prices for identical instruments in active markets.

•                  Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•                  Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Plan to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2008. As required by SFAS 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
EnergySolutions, Inc. common stock	$1,871,018	$—	$—	$1,871,018
Mutual funds — equity	22,129,611	—	—	22,129,611
Common collective trust	—	15,201,233	—	15,201,233
Pooled separate accounts	—	34,660,705	1,036,884	35,697,589
Participant loans	—	—	2,248,751	2,248,751

Investments, at fair value	$24,000,629	$49,861,938	$3,285,635	$77,148,202

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008.

	Participant Loans	Pooled Separate Accounts
Beginning balance	$2,116,577	$—
Transfers in/out	—	1,146,262
Gain (loss)	—	(150,753)
Purchases, sales, issuances and settlements, net	132,174	41,375
Ending balance	$2,248,751	$1,036,884

6. Related Party Transactions

Plan assets and investment options include common stock of EnergySolutions, Inc., the parent of the Company. The Company is the Plan administrator as defined by the Plan and therefore Plan transactions with respect to shares of common stock of EnergySolutions, Inc. are party-in-interest transactions under ERISA. Such transactions are, however, permitted under ERISA since they involve participant-directed purchases and sales of “qualifying employer securities” within a defined contribution plan.  The Plan held 331,154 shares of common stock of EnergySolutions, Inc. valued at $1,871,018 as of December 31, 2008.

EnergySolutions, LLC 401(k) Profit Sharing Plan

Notes to Financial Statements

Participant loans totaling $2,248,751 and $2,116,577 as of December 31, 2008 and 2007, respectively, are considered party-in-interest transactions but are permitted under ERISA. Interest income pertaining to participant loans totaled $172,449.

Certain Plan investments are shares of funds that are managed by the Plan’s custodians, and therefore, these transactions constitute party-in-interest transactions under ERISA.  Any purchases and sales of these funds are open market transactions at fair market value.  Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition on party-in-interest transactions under ERISA.

7. Income Tax Status

Prior to January 1, 2007, the Plan utilized prototype retirement plan documents that were pre-approved as to their tax-qualified form under IRC Section 401 by an IRS opinion letter dated July 22, 2003 on which the Plan was entitled to rely.   Effective January 1, 2007, the Plan converted from an IRS pre-approved prototype plan document to an individually designed plan document.  As a result, the newly amended Plan can continue to rely on the prior IRS opinion letter as to the tax-qualified form of the Plan through the end of a “linked remedial amendment period” (“RAP”) under IRS “Cycle D;” provided the Plan is amended to comply with all changes to applicable tax-qualification requirements and submitted for an updated IRS determination letter by the end of the RAP.

The RAP ends on April 30, 2010. The Company intends to comply with the foregoing requirements such that during the RAP, the Plan will remain tax-qualified in form.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

8. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants’ accounts become 100 percent vested and, therefore, will not be subject to forfeiture.

9. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets available for benefits per the Form 5500 for the year ended December 31, 2008:

Net assets available for benefits per the financial statements	$77,892,655
Deemed distributions of participant loans	(21,049)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(744,453)
Net assets available for benefits per the Form 5500	$77,127,153

The accompanying financial statements present fully benefit-responsive investment contracts at contract value.  The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value.  Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedules

Schedule I

EnergySolutions, LLC 401(k) Profit Sharing Plan

EIN 14-1921823      Plan #001

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year)

December 31, 2008

		(c)
	(b)	Description of Investment, Including
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par or Maturity Value	Cost**	Current Value
	Common collective trust
	Morley Financial Stable Value Fund	Common collective trust, 912,858 units (Fund at contract value $15,945,686)		$15,201,233

	Mutual funds
	Neuberger Berman Genesis Trust Fund	Mutual fund, 177,176 units		5,508,402
	Capital Research Growth Fund of America R4 Fund	Mutual fund, 259,619 units		5,275,470
	Capital Research AM Funds FDMTL Inv R4 Fund	Mutual fund, 138,680 units		3,460,074
	Davis New York Venture A Fund	Mutual fund, 145,586 units		3,438,737
	Dodge & Cox International Stock Fund	Mutual fund, 59,136 units		1,295,073
	Cramer Mid-Cap Value Inv Fund	Mutual fund, 47,492 units		886,203
	T. Rowe Price New Horizons Fund	Mutual fund, 45,551 units		810,344
	Munder Mid-Cap Core Growth Fund	Mutual fund, 44,321 units		746,359
	American Beacon Large Cap Plan ahead Fund	Mutual fund, 54,076 units		708,949
	Total mutual funds			22,129,611

	Pooled separate accounts
*	Principal Global Large-Cap S&P 500 Index SEP Acct	Mutual fund, 183,516 units		6,893,184
*	Principal Global Diversified International SEP Acct	Mutual fund, 155,988 units		6,214,913
*	Principal LifeTime 2020 SEP Acct	Mutual fund, 374,967 units		4,213,745
*	Principal Bond & Mortgage SEP Acct	Mutual fund, 4,793 units		3,548,322
*	Principal LifeTime 2030 SEP Acct	Mutual fund, 271,904 units		2,964,893
	Columbus Circle Large-Cap Growth SEP Acct	Mutual fund, 143,948 units		2,424,794
*	Principal LifeTime 2010 SEP Acct	Mutual fund, 150,837 units		1,677,936
*	Principal LifeTime 2040 SEP Acct	Mutual fund, 149,382 units		1,618,908
*	Goldman Sachs Mid-Cap Value I SEP Acct	Mutual fund, 66,228 units		1,472,573
*	Principal Intl Emerging Market SEP Acct	Mutual fund, 49,234 units		1,429,087
*	Principal Real Estate US Property SEP Acct	Mutual fund, 1,654 units		1,036,884
*	Principal LifeTime STR Inc SEP Acct	Mutual fund, 54,660 units		634,990
*	Principal LifeTime 2050 SEP Acct	Mutual fund, 60,099 units		623,476
	JP Morgan Small-Cap Value I SEP Acct	Mutual fund, 34,804 units		495,910
*	Principal Global Mid-Cap S&P 400 Index SEP Acct	Mutual fund, 30,134 units		447,974
	Total pooled separate accounts			35,697,589

	Common stocks
*	EnergySolutions, Inc. Common Stock	Common stock, 331,154 shares		1,871,018

	Participant loans
*	Participant loans	359 loans with interest rates of 5% to 9.75%, maturing at various dates through December 2018		2,248,751
	Total Investments			$77,148,202

*                 Denotes party-in-interest as defined by the Employee Retirement Income Security Act of 1974.

**          The information in column (d), Cost, is not required because the investments are participant-directed.

                        See accompanying report of independent registered public accounting firm.

I

Supplemental Schedules

Schedule II

EnergySolutions, LLC 401(k) Profit Sharing Plan

EIN 14-1921823      Plan #001

Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2008

Participant Contributions Transferred Late to Plan	Total That Constitutes Non-exempt Prohibited Transactions

$6,746	$6,746(1)

(1)          Represents delinquent participant elective deferral contributions that were deposited in trust later than the applicable ERISA timely deposit deadline. The Company remitted such contributions plus lost earnings of $1,515 to the Plan during 2008.

                        See accompanying report of independent registered public accounting firm.

II

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the EnergySolutions, LLC 401(k) Profit Sharing Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 14, 2009

EnergySolutions, LLC 401(k) Profit Sharing Plan

	By:	/s/ Philip O. Strawbridge
Executive Vice President and
Chief Financial Officer